UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Perfumania Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

71376c 10 0

(CUSIP Number)

Matthew C. Dallett Edwards Wildman Palmer LLP 111 Huntington Avenue Boston, MA 02199 (617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71376c 10 0

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,020,414
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,020,414
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,020,414
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.09%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 71376c 10 0

1.	Names of Reporting Persons. Stephen L. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,771,132
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,771,132
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,132
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.44%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This Amendment No. 19 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share, of Perfumania Holdings, Inc. (the “Issuer”). Except as amended hereby, the Schedule 13D remains effective.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit, which is added for the purposes of re-filing Exhibit 2 to Amendment No. 18 to the Schedule 13D filed on December 27, 2011, which inadvertently omitted Exhibit A to the Letter Agreement:

1	Letter Agreement, dated December 23, 2011, among Trust under Article 2 of the Trust Agreement dated November 1, 1998 with Glenn Nussdorf as Grantor, Glenn Nussdorf 15-Year Grantor Retained Annuity Trust dated 11/2/98, Trust under Article 2 of the Trust Agreement dated November 1, 1998 with Stephen Nussdorf as Grantor, Stephen Nussdorf 15-Year Grantor Retained Annuity Trust dated 11/2/98, Trust under Article 2 of the Trust Agreement dated November 1, 1998 with Arlene Nussdorf as Grantor, Arlene Nussdorf 15-Year Grantor Retained Annuity Trust dated 11/2/98 and Model Reorg Acquisition LLC.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: January 18, 2012

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Glenn H. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact

By:	/s/ Alfred R. Paliani, attorney-in-fact
Name:	Stephen L. Nussdorf
By:	Alfred R. Paliani, attorney-in-fact